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Exhibit No. 1

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

FALCONBRIDGE FIXES ANNUAL DIVIDEND RATE FOR THE
CUMULATIVE PREFERRED SHARES SERIES 3

February 10, 2004, TORONTO, Ontario — Falconbridge Limited today announced that it has fixed the "Annual Dividend Rate" applicable to its Cumulative Preferred Shares Series 3 at 4.580% per annum. Accordingly, holders of Preferred Shares Series 3 will be entitled to receive fixed cash dividends, as declared by the board of directors of Falconbridge, at the rate of 4.580% per annum, for the initial five year period commencing on March 1, 2004. The Preferred Shares Series 3 have received a provisional rating of Pfd-3 (high) from Dominion Bond Rating Service Limited and P-3 from Standard & Poor's. The Preferred Shares Series 3 are issuable upon conversion of Falconbridge's Cumulative Preferred Shares Series 2.

        Holders of Preferred Shares Series 2 have the right, at their option, on March 1, 2004, to convert all or part of the Preferred Shares Series 2 registered in their name into Preferred Shares Series 3. In order to exercise this conversion privilege, holders of Preferred Shares Series 2 (or, if the shares are beneficially owned, their broker or other nominee) must complete and sign the conversion panel on the back of their Preferred Shares Series 2 certificate and deliver it, at the latest by 5:00 p.m. (Toronto time) on February 16, 2004 to Computershare Trust Company of Canada at the following address: Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. Computershare may be contacted by telephone at 1-800-564-6253 for further information.

        As of March 1, 2004, dividends on the Preferred Shares Series 2 will be payable monthly at a floating dividend rate that will fluctuate monthly between 50% and 100% of the prime rate of interest in Canada, and dividends on the Preferred Shares Series 3 will be payable quarterly at the Annual Dividend Rate for the following 5 years. Accordingly, holders of Preferred Shares Series 2 who do not exercise their conversion privilege prior to 5:00 p.m. (Toronto time) on February 16, 2004, will receive a floating dividend rate on their Preferred Shares Series 2, commencing on March 1, 2004.

        Falconbridge communicated in writing on January 15, 2004 to holders of Preferred Shares Series 2 additional information pertaining to the manner of exercising the conversion privilege and the method of computing the Annual Dividend Rate that is payable on the Preferred Shares Series 3.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

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Contacts: Michael Doolan Senior Vice-President and Chief Financial Officer (416) 982-7355	Dale Coffin Director, External Communications (416) 982-7161

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FALCONBRIDGE FIXES ANNUAL DIVIDEND RATE FOR THE CUMULATIVE PREFERRED SHARES SERIES 3